Exhibit 12

CARNIVAL CORPORATION & PLC

RATIO OF EARNINGS TO FIXED CHARGES

(in millions, except ratios)

	Years Ended November 30,
	2013	2012	2011	2010	2009

Net income	$1,078	$1,298	$1,912	$1,978	$1,790
Income tax (benefit) expense, net	(6)	4	—	1	16

Income before income taxes	1,072	1,302	1,912	1,979	1,806

Fixed charges
Interest expense, net	319	336	365	378	380
Interest portion of rent expense (a)	20	19	20	21	18
Capitalized interest	15	17	21	26	37

Total fixed charges	354	372	406	425	435

Fixed charges not affecting earnings
Capitalized interest	(15)	(17)	(21)	(26)	(37)

Earnings before fixed charges	$1,411	$1,657	$2,297	$2,378	$2,204

Ratio of earnings to fixed charges	4.0x	4.5x	5.7x	5.6x	5.1x

(a)	Represents one-third of rent expense, which we believe to be representative of the interest portion of rent expense.